SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LM FUNDING AMERICA , INC.
(Name of Issuer)

COMMON
(Title of Class of Securities)

502074404
(CUSIP Number)

PAUL GOODMAN 420 LEXINGTON AVENUE SUITE 2320 NEW YORK, NY 10170 (212) 661-6800
(Name, address and telephone number of person authorized to receive notices and communications)

DECEMBER 5, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 502074404	SCHEDULE 13D/A	Page 2 of 4

1	NAME OF REPORTING PERSONS Bayfield Equity Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None
14	TYPE OF REPORTING PERSON CO

CUSIP No. 502074404	SCHEDULE 13D/A	Page 3 of 4

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background..

Item 2(c) of the Schedule 13D is hereby amended and supplemented by adding the following:

Janet Wedgewood is an authorized signatory of the Reporting person

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

All Securities reported as being beneficially owned on the Reporting Person have been sold.

Item 5. Interest in Securities of the Issuer.

a. Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following:

The aggregate number of Securities to which this Schedule 13D relates is none since all 1,050,000 shares reported as beneficially owned were sold by December 5, 2023.

c. Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following:

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons is set forth below.

Transaction Date	Shares Sold	Price Per Share
12/5/23	490,959	$0.34099
12/4/23	390,000	$0.328745
12/1/23	27,795	$0.322381
10/24/23	141,246	$0.41191

e, Item 5(e) of the Schedule 13D is hereby amended and supplemented by adding the following:

As of December 5, 2023, the Reporting Person did not own any Shares and thus, ceased to be the beneficial owner of more than five percent of the Shares.

CUSIP No. 502074404	SCHEDULE 13D/A	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bayfield Equity Partners Ltd.

Dated: December 7, 2023	By:	/s/ Janet Wedgewood
Janet Wedgewood